19008036

SEC Mail Processing Section MAR 01 2019 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/18 AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advantage Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 South La Salle Street, Suite 1400

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Guinan Jr. 312.800.7009

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2200	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Joseph M. Guinan Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Advantage Securities LLC** as of **December 31, 2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Subscribed and sworn to before me this

27th day of February, 2019

JULIANNE WALKER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 26, 2019

Julianne Walker
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advantage Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advantage Securities LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advantage Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advantage Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advantage Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Advantage Securities LLC's auditor since 2005.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Advantage Securities LLC's financial statements. The supplemental information is the responsibility of Advantage Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 22, 2019

ADVANTAGE SECURITIES LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	47,675
U.S Government treasury securities, at fair value		799,856
Other asset		6,577
	$	854,108

Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	6,790
Member's equity		847,318
	$	854,108

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Operations

Year Ended December 31, 2018

Revenues		
Gain on U.S. government treasury securities	$	14,804
Expenses		
Employee compensation and benefits		101,543
Occupancy		4,238
Professional fees		16,912
Communications		6,000
Data processing		6,000
Other operating expenses		16,123
		150,816
Net loss	$	(136,012)

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2018

Balance, January 1, 2018	$	983,330
Net loss		(136,012)
Balance, December 31, 2018	$	847,318

See accompanying notes.

ADVANTAGE SECURITIES LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(136,012)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
U.S. government treasury securities, at fair value		99,371
Other asset		(1,163)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(1,085)
Net cash used in operating activities		(38,889)
Net decrease in cash		(38,889)
Cash, beginning of year		86,564
Cash, end of year	$	47,675

See accompanying notes.